SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY
Richmond, Virginia                           :
                                             :
CNG COAL COMPANY                             :
DOMINION EXPLORATION & PRODUCTION, INC.      :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :
DOMINION FIELD SERVICES, INC.                :             MASTER
CNG POWER SERVICES CORPORATION               :        CERTIFICATE
CNG POWER COMPANY                            :                 OF
DOMINION TRANSMISSION, INC.                          NOTIFICATION
DOMINION PRODUCTS AND SERVICES, INC.         :             NO. 25
DOMINION RETAIL, INC.                        :
CNG FINANCIAL SERVICES, INC.                 :       TRANSACTIONS
CONSOLIDATED SYSTEM LNG COMPANY              :      DURING PERIOD
HOPE GAS, INC.                               :      _____________
THE EAST OHIO GAS COMPANY                    :
THE PEOPLES NATURAL GAS COMPANY              :      April 1, 2002
                                             :            through
                                             :      June 30, 2002
File No. 70-8667  (Part A)                   :
                                             :
Also Reported at Part B                      :
File Nos. 70-7258, 70-8577, 70-8621,         :
     and 70-8883                             :
                                             :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

     This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

     By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.

     Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e., income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.


                                    2


     On January 28, 2000, CNG ("Old CNG") was merged into a newly formed, wholly-owned subsidiary ("New CNG") of Dominion Resources, Inc. ("Dominion"). New CNG, located in Richmond, Virginia, was the surviving corporation and changed its name to "Consolidated Natural Gas Company." Since New CNG substantially succeeds to all the rights and obligations of Old CNG pursuant to the merger, "CNG" or "Consolidated" as used further herein will refer to both Old CNG, for the period prior to January 28, 2000, and New CNG, for the period beginning on such date. For further information on the merger, reference is made to SEC orders dated December 15, 1999, Release Nos. 35-27112 ("New Financing Order") and 35-27113. The New Financing Order amended the Financing Order so that (i) its term is extended from March 31, 2001 to January 28, 2003, (ii) the amount of financing permitted is increased from $7 billion to $10 billion, (iii) the aggregate amount of guarantees and credit support that may be given by CNG and its subsidiaries is increased from $2 billion to $3 billion,
(iv) CNG is authorized to give guarantees and credit support for the benefit of any of its direct and indirect subsidiaries as needed to support normal course of business, and (v) CNG is permitted to use financing proceeds to invest in exempt wholesale generators and foreign utility companies.

     The New Financing Order also extended the expiration dates for all other financing authorizations being reported herein to January 28, 2003. The expiration dates of all authorizations


                                    3


were further extended to December 31, 2004 by Commission order dated May 24, 2001, HCAR No. 27406 ("May 24 Order").

     Subsequent to the merger, the names of some of the parties in this proceeding were changed to reflect that they are now part of the Dominion system. Additionally, Consolidated Natural Gas Service Company, Inc. was merged into Dominion Resources
Services, Inc. as of January 1, 2001. CNG Financial Services, Inc., CNG Research Company, and Consolidated System LNG Company have become inactive companies and were dissolved as of December 31, 2001. CNG Power Company and CNG Technologies have become relatively inactive and were merged as of December 31, 2001, pursuant to authority in Commission order dated October 5, 2000, HCAR No. 27242, into Dominion Transmission, Inc. and Dominion Products and Services, Inc., respectively.


                                  PART A

                    EXTERNAL FINANCING BY CONSOLIDATED


File No. 70-8667:


1.    Sale of CNG Common Stock.

      There were no new issues of common stock during the quarter.

2.    Short Term Debt.

      During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper


                                    4


outstanding at any time during this period was $1,162,498,000 principal amount; the principal amount of commercial paper outstanding on June 30, 2002 was $630,085,000.

     On May 30, 2002, Dominion, Virginia Power and CNG entered into a 364 day credit facility agreement with a consortium of 19 banks. The credit agreement allows aggregate borrowings by Dominion, Virginia Power and CNG up to $1.25 billion. In addition, a multi-year facility allows aggregate borrowings by Dominion, Virginia Power and CNG up to $750 million. Subject to the maximum aggregate limit of $2.0 billion, all entities may borrow up to the full commitment.

     There were no borrowings or repayments of borrowings under the credit agreements during the reporting period.

3.   Long Term Debt.

     None.



                            INTRASYSTEM FINANCING

4. Financing by Parent of Its Subsidiaries.

     The stock and debt transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses.

     a. Sales of Capital Stock to Consolidated by Subsidiaries.


                                    5



	None.

     b. Long-term debt transactions occurring during the period.

          None.

     c. Guarantees.

          From time to time Consolidated enters into guarantee agreements, primarily with respect to gas or electric power purchases or delivery performances of its subsidiaries. The estimated total outstanding exposure on these guarantees as of June 30, 2002 is approximately $1.4 billion, which includes a CNG guaranty for DOTEPI's outstanding debt. The guarantees expire at various dates.

5. Subsidiary Long-term Debt Transactions.

     There were no subsidiary long-term debt transactions to be reported for the quarter.

6. Subsidiary Stock Buy Back Transactions.

     There were no Subsidiary stock buy back transactions to be reported for the quarter.


                                    6


                                  PART B

            RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS



File No. 70-7258:

     By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13, 1991 (HCAR
No. 25311), April 8, 1994 (HCAR No. 26021), and July 18, 1997
(HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and its subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

     During the period, the following transactions occurred:


             Consolidated Natural Gas Company (In Thousands)

    Beginning                                         Ending
     Balance       Withdrawals     Contributions     Balance
_______________  _______________  _______________ _______________

    $1,083,172     $1,059,730       $1,124,596      $1,148,037


                                   7


                       Subsidiaries (In Thousands)

               Beginning                                Ending
   Company      Balance     Withdrawals  Contributions Balance
 _________     _________   _____________  ___________ _________

The East Ohio
Gas Company    (333,838)     126,269       160,485    (299,622)
The Peoples Natural
  Gas Company  (105,844)      75,426        69,199    (112,071)
Dom. Transmission,
  Inc.          (15,467)     122,257        94,703     (43,021)
Dom. Iroquois,
 Inc. 		6,443	       1,200            35       5,278
Hope Gas, Inc.  (39,189)      27,204        26,462     (39,931)
(a) Consolidated System
  LNG Company         0            0             0           0
Dom. Exploration
  & Prod.      (662,374)   1,064,079       911,003    (815,450)
CNG Pipeline
  Co.               922           34             6         894
(b) CNG Research
  Company             0            0             0           0
CNG Coal Company  6,079            7            34       6,106
Dominion Field
  Services       26,181       69,463        58,981      15,699
CNG Power Services
  Corp.          (2,573)          19           200      (2,392)
Dom. Products &
  Services        5,169        2,834       102,838     105,173
CNG International
  Corp.         110,835       22,406         8,550      96,979
Dom. Retail,
  Inc.          (50,925)      67,713        78,362     (40,276)
Dom. Member
  Services          (98)           0             0         (98)
CNG Main
  Pass Gas      (22,374)         130           300     (22,204)
CNG Oil
  Gathering      (4,696)         430         2,000      (3,126)

(a)  Consolidated System LNG Company was dissolved on December
     31, 2001 and Consolidated Natural Gas Company became the beneficial owner of the Money Pool investment balance held by Consolidated System LNG Company at that date.
(b) CNG Research Company was dissolved on December 31, 2001 and Consolidated Natural Gas Company became the beneficial owner of the Money Pool investment balance held by CNG Research Company at that date.


                                    8


File No. 70-8577:

     By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated to provide CNG Energy Services Corporation ("Energy Services") with up to $10,000,000 in financing through December 31, 2000 (extended through December 31, 2004 by the May 24 Order) and authorized Energy Services to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.

     Energy Services formed a new special-purpose subsidiary, Dominion Products and Services, Inc. (then called CNG Products and Services, Inc.) ("DP&S"), in 1995 to engage in the new business. DP&S became a directly owned subsidiary of Consolidated in connection with the sale by Consolidated of Energy Services on July 31, 1998 to an unaffiliated third party. See SEC order dated July 29, 1998, HCAR No. 26900.

     By order dated August 27, 1997, HCAR No. 26757, the SEC authorized DP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.


                                    9


     This quarterly certificate is filed in accordance with Rule
24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

     Filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b) are financial statements of DP&S.

1.   Description of Revenues.

     See Exhibit 8577A.

2.   State Commission Orders.

     There are no state commission orders or post-transaction audit documents relating to DP&S to be filed.

3.   Services Provided by Affiliates to DP&S.

     During the reporting period, Dominion Retail, Inc. provided
$799,628 in administrative and magagment services to DP&S.  The
East Ohio Gas Company also provided $163,753 in administrative and management services to DP&S.

     Financing of DP&S' business by CNG subsequent to December 31, 2004 will be done pursuant to Rule 52.


                                   10


File No. 70-8621:

     By Orders dated July 26, 1995 and December 30, 1997 (collectively, the "Order"), HCAR No. 26341, the Securities and Exchange Commission authorized CNG Energy Services Corporation ("Energy Services"), a wholly-owned subsidiary of Consolidated, to acquire through December 31, 2002 ownership interests with nonaffiliates in projects that involve gas related activities. This Certificate, a semi-annual report, is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions thereof.


     Energy Services' interests acquired under the above authorization were transferred to Consolidated in connection with the sale of Energy Services on July 31, 1998 to an unaffiliated third party. Consolidated had the following investments in nonaffiliated entities authorized under the order of July 26, 1995:

     (1).  MAIN PASS GAS GATHERING SYSTEM

     Energy Services pursuant to this authorization had invested in the original general partnership, Main Pass Gas Gathering


                                   11


Company, which constructed a new gas gathering pipeline system in the Main Pass area of the Gulf of Mexico. On December 31, 1996, Main Pass Gas Gathering Company was merged with another general partnership, Dauphin Island Gathering Partners, which operated a nearby system. Consolidated's special-purpose subsidiary, CNG Main Pass Gas Gathering Corporation, is the "CNG partner" and holds a 13.6 percent general partnership interest in the new partnership. Other general partners are subsidiaries of PanEnergy Corporation, MCN Corporation, Coastal Corporation and Dauphin Island Gathering Company. As of June 30, 2002, Consolidated has invested $35,646,000 in Dauphin Island Gathering Partners through CNG Main Pass Gathering Corporation.


     (2).  MAIN PASS OIL GATHERING SYSTEM

     Consolidated pursuant to this authorization has invested, as of June 30, 2002, $11,333,000 in a general partnership, Main Pass Oil Gathering Company, which operates a pipeline system in the Main Pass and Viosca Knoll areas to gather oil generated in conjunction with the operation of gas fields in such areas of the Gulf of Mexico. Consolidated's special-purpose subsidiary, CNG Oil Gathering Corporation, is the "CNG Partner" and holds a 33-1/3 percent general partnership interest in the partnership. Other parties are subsidiaries of PanEnergy Corporation and Amoco.


                                   12


     To date, no parent guaranties have been issued by CNG with respect to any of the investments with nonaffiliates authorized and reported in this proceeding.


File No. 70-8883:

     By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001 (extended through December 31, 2004 by the May 24 Order), up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

     Dominion Retail, Inc. (then called CNG Retail Services Corporation) ("Dominion Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, Dominion Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy Services by CNG to an unaffiliated party in 1998.


                                   13


     This quarterly certificate is filed in accordance with Rule
24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1.  Financial Statements.

    A balance sheet and income statement for Dominion Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

2.  Source of Revenues.

    In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3.  FERC Filings.

    The transaction information contained in the attachment to the Dominion Retail power marketing informational filing made with the FERC during the quarter is filed separately as Exhibit 8883B under a claim for confidential treatment pursuant to Rule 104(b).


                                    14


4.  Parent Credit Support.

    There were three parent credit support agreements totalling
$25,610,000 entered on behalf of Dominion Retail during the reporting period.


                                    15






                                SIGNATURE

     The undersigned companies have duly caused this quarterly
Rule 24 Certificate of Notification to be signed on their respective behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.


                          CONSOLIDATED NATURAL GAS COMPANY
                           (for itself and on behalf of CNG
                          FINANCIAL SERVICES, INC., CNG
                          RESEARCH COMPANY AND CONSOLIDATED
                          SYSTEM LNG COMPANY)
                          CNG COAL COMPANY
                          DOMINION EXPLORATION & PRODUCTION, INC.
                          CNG PIPELINE COMPANY
                          DOMINION FIELD SERVICES, INC.
                          CNG POWER SERVICES CORPORATION
                          DOMINION TRANSMISSION, INC. (for itself
                           and as successor to CNG POWER COMPANY)
                          DOMINION PRODUCTS AND SERVICES, INC.
                          DOMINION RETAIL, INC.
                          HOPE GAS, INC.
                          THE EAST OHIO GAS COMPANY
                          THE PEOPLES NATURAL GAS COMPANY



                               ___________________________
                               By  James F. Stutts
                                   Their Attorney





Dated August 29, 2002


                                   16


EXHIBIT A

                  SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

                              FORM U-6B-2

                     Certificate of Notification

                               Filed By

     Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")
                     Dominion Greenbrier, Inc. ("DGI")
                Dominion Natural Gas Storage, Inc. ("DNGS")


     This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

   1. Type of the security or securities:

      Evidence of indebtedness for Advances ("Advances").

   2. Issue, renewal or guaranty:

      Issue by book entry.

   3. Principal amount of each security:

      Funds are borrowed and/or repaid daily as cash needs indicate.

   4. Rate of interest per annum of each security:

      The annual interest rate on the Advances mirrors that of the lending parent on its indebtedness.


   5. Date of issue, renewal or guaranty of security:

      Borrowings under the advance program are made on a daily basis and reported at the end of the quarter. See
      Schedule 1.


                                   17


   6. If renewal of security, give date of original issue:

      Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

   7. Date of maturity of each security:

      Open account.

   8. Name of the person to whom each security was issued, renewed or guaranteed:

      See Schedule 1.

   9. Collateral given with each security, if any:

      None.

  10. Consideration received for each security:

      None, other than interest accrued.

  11. Application of proceeds of each security:

      To provide working capital.

  12. The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

  13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

      Not applicable.


                                   18


  14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January
      1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

      Not applicable.

  15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

      Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.


                                    19



                                Schedule 1
                          Inter-Company Advances

                                                      Outstanding
                                                       Borrowings
                                                      Quarter End
     Borrower     Lender                               06/30/2002
     --------     ------                            --------------
                                                      (thousands)

      DOTEPI       CNG                                  (329,480)
      DGI          CNG                                   (10,412)
      DNGS         CNG                                   (14,183)
                                                        _________
                                                        (354,075)




                                    20